UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 1, 2022

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road
Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b—2 of the Securities Exchange Act of 1934 (§240.12b—2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 7.01.	Regulation FD Disclosure.

On August 1, 2022, Nikola Corporation (the “Company”) intends to hold a conference call available to investors and the public to discuss the agreement referenced in Item 8.01, below. A copy of the presentation to be referenced on such call is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

The information in Item 7.01 of this Current Report on Form 8-K, including Exhibit 99.1, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth be specific reference in such a filing.

Item 8.01.	Other Events.

On August 1, 2022, the Company issued a joint press release announcing entry into an Agreement and Plan of Merger and Reorganization, by and among the Company, Romeo Power, Inc. and J Purchaser Corp. A copy of the press release is attached as Exhibit 99.3 to this Current Report on Form 8-K and is incorporated herein by reference.

* * *

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that the Company, Purchaser or Romeo will file with the U.S. Securities and Exchange Commission “(SEC). At the time the exchange offer is commenced, the Company and Purchaser will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5566 Katella Avenue, Cypress, California 90630.

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed Merger, the anticipated benefits of the transaction, and the Company’s expectations regarding the closing of the Merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Current Report, including but not limited: risks related to the ability of the Company to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the Minimum Condition; the ability of Romeo and the Company to receive the required regulatory approvals for the proposed acquisition of Romeo by the Company; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; the Company’s ability to successfully integrate Romeo’s battery pack production into its business; the Company’s ability to realize expected synergies; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed transaction may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of the Company’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs or known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of the Company and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the Company disclaims any obligation to update any forward-looking statement, except as required by law.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation first used August 1, 2022.

99.2	Press Release issued by Nikola Corporation, dated August 1, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Dated: August 1, 2022	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer

Exhibit 99.1 NIKOLA TO ACQUIRE ROMEO POWER J U LY 2 0 2 2

Additional Information and Where to Find It The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630. Forward-Looking Statements This presentation contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all. For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law. Trademarks Nikola and the Nikola logo are trademarks of Nikola Corporation. All other trademarks and service marks are the property of their respective owners. C O N F I D E N T I A L P A G E / 2

PAGE / 3

TRANSACTION OVERVIEW

Nikola's acquisition of Romeo Power ("Romeo") will bring battery pack engineering and production in-house, **securing control** of a critical component supply, **streamlining manufacturing** and **reducing costs**

- Nikola to acquire Romeo for **$144mm** in Equity Value, or **$0.74** per share in stock
- Represents a **34%** premium to Romeo's July 29, 2022 closing share price
- Romeo stockholders will receive **0.1186** of a share of Nikola common stock for each Romeo share, owning **4.5%** of the company on a pro forma basis
- Nikola to provide interim liquidity support of **$35mm**[(1)] through closing[(2)] to facilitate continued operations

NIKOLA

1) *Liquidity support includes **$15mm in senior secured notes**, plus up to **$20mm for pack delivery incentive** (temporary price increase for each pack delivered through transaction close).*
2) *Closing expected by end of October 2022, subject to a minimum tender of a majority of Romeo shares in the exchange offer and other customary conditions, including regulatory approval*

PAGE / 4

COMPELLING STRATEGIC RATIONALE

NIKOLA. + ROMEO POWER

1. **Vertical integration** and single product focus allow significant opportunity for **operational improvement** and **cost reduction** for one of the most expensive components of the Bill of Materials (BOM)
2. Integrated commercial vehicle electrification platform will lead to manufacturing excellence and **expected annual cost savings of up to $350mm** by 2026
3. Provides Nikola with **domestic battery pack manufacturing capability**, complementing Nikola's commitment to **dual-source** battery pack strategy to satisfy capacity needs
4. **Proven battery pack technologies** and a **significant battery cell supply agreement** in place
5. Brings deep battery and BMS[1] **engineering capabilities in-house** with minimal capital outlay; expected to accelerate Nikola's product development, increase range and charge rates, and improve customer experiences
6. Nikola is Romeo's **largest production customer**, and the parties have strong ongoing engineering collaboration

1) *Battery Management System*

NIKOLA

PAGE / 5

ROMEO POWER AT A GLANCE

Romeo Power is a leader in delivering **largescale electrification solutions** with a differentiated portfolio of advanced **battery pack and BMS technologies**

Key Facts

- Founded in 2016
- Headquartered in Cypress, CA

300+ TOTAL EMPLOYEES	30+ PATENTS & PATENT APPLICATIONS
85+ BATTERY SPECIFIC ENGINEERS	400+ YEARS COMBINED ENGINEERING EXPERIENCE



Nikola Pack(1)

New Cypress Facility

- State-of-the-art headquarters, manufacturing, R&D and testing laboratory facility located in Cypress, California
- Expanded manufacturing capacity and improved automation capabilities
- 3 production lines up and running with 2 additional lines expected by end of year
- **The Cypress facility will become the Battery Center of Excellence for Nikola following closing**





1) *Nikola Pack is custom designed and built for Nikola. Nikola owns pack level IP.*

NIKOLA

PAGE / 6

DEEP EXISTING COLLABORATION WITH CLEAR INTEGRATION STRATEGY

- Nikola has **intimate knowledge and understanding of Romeo's operations**, with up to ~10 manufacturing engineers working on-site to support Romeo production of Nikola packs since late 2021
- Post transaction, Nikola will be able to deploy its deep engineering resources and high-volume manufacturing experience to **further optimize production processes for throughput and consistency**
  - Significant operational improvements have already been identified by Nikola engineers
  - Shifting focus and mindset from R&D to high-volume manufacturing
  - Capital has been earmarked for investment in training and automation

KEY AREAS OF OPPORTUNITY

NEAR-TERM	LONGER-TERM
Optimize supply chain for consistency	Nikola Battery Center of Excellence at the Cypress Facility
Improve process to focus on quality, yield and on-time delivery	Proprietary and optimized BMS and enclosure design
Increase level of automation and quality control	Commitment to dual-sourcing battery strategy (in-house + Proterra)

NIKOLA

PAGE / 7

TRANSACTION WOULD SIGNIFICANTLY INCREASE PACK PRODUCTION

Number of Battery Packs Delivered Monthly[2]


Equivalent # of Trucks(1)
28
Higher Volumes
June 2022 (Actual)
Expected by End of 2023

Expected to significantly increase battery pack delivery to Nikola through:

- Single product focus
- Operational improvements
- More efficient production processes
- Additional manufacturing lines

Significant operational improvements are expected post-merger, which should lead to greater production output and more consistent delivery of modules and packs

1) *Each truck has 9 battery packs.*
2) *Chart shown for illustrative purposes only. Size of the bars do not represent actual ratio.*

PAGE / 8

ILLUSTRATIVE PACK PRICING AND COST REDUCTION

Illustrative Non-Cell Related Battery Pack Pricing

$20M Liquidity Support

Provided to support pack production through transaction close

- Temporary price increase for each pack delivered through transaction close
- Temporary price increase terminates if transaction does not close


Liquidity Support Provided via Temporary Price Increase
Pricing per Original Supply Agreement
30-40% Reduction
ILLUSTRATIVE Post-Integration Pack Costs
Illustrative Non-Cell Related Battery Pack Pricing

- Estimated annual battery pack cost savings of up to $350 million by 2026

$20 million is a controlled funding mechanism designed to provide additional capital to Romeo and incentivize the delivery of battery packs until closing

NIKOLA

PAGE / 9

IDENTIFIED BATTERY PACK SUPPLY CHAIN COST SAVINGS OPPORTUNITIES

A significant portion of the potential 30-40% cost reduction in non-cell related battery pack costs expected to be driven by supply chain optimization

30-40% Reduction
vs. original supply agreement

ELECTRONIC BOARDS

- Leverage Nikola's supply base to secure better pricing and more consistent delivery on electronic components and assembly

ENCLOSURE

- Switch from machined to casted
- Requires tooling investment of ~$750K


COST SAVINGS BY COMPONENT

THERMAL AND OTHER

- Includes additional savings opportunities for thermal, fasteners, plastic components, metal, harnesses and other
- Combined purchasing power and strong supplier relationships enhances the ability to source
- Thermal component localization in Mexico as next step

Incremental savings from increased yield and process efficiency as well as lower labor content expected to further supplement supply chain savings

NIKOLA

PAGE / 10

TRANSACTION SUMMARY

TRANSACTION TERMS / CONSIDERATION

- Nikola to acquire Romeo for **$144mm** in Equity Value, or **$0.74** per share in stock
- Represents a **34%** premium to Romeo's July 29, 2022 closing share price
- Each share of Romeo stock will receive **0.1186** of a share of Nikola common stock
- Romeo stockholders will own **4.5%** of the pro forma company

INTERIM LIQUIDITY SUPPORT DETAILS

- Nikola will provide Romeo with interim funding to facilitate continued operations through closing:
  - **$15mm in senior secured notes**, plus up to **$20mm for pack delivery incentive** (temporary price increase for each pack delivered through transaction close)[1]
- Additional liquidity support is available in case transaction closing is delayed

TIMING / APPROVALS

- Nikola and Romeo's Boards of Directors have approved this transaction
- Nikola will launch an exchange offer as promptly as practicable
- Expected to close by end of October 2022, subject to a minimum tender of a majority of Romeo outstanding shares in the exchange offer and other customary conditions, including regulatory approval

COST SAVINGS

- Expected to reduce non-cell related battery pack costs by 30-40% by the end of 2023
- Expected annual cost savings of up to $350mm by 2026

1) If Romeo does not obtain the planned price relief due to production shortfalls, it will have the ability to incrementally increase the amount of the senior facility if desired, up to a maximum of $20mm.

NIKOLA

Exhibit 99.2

Nikola Agrees to Acquire Romeo Power, To Bring Battery

Pack Engineering and Production In-House

•	Acquisition will secure control of critical battery pack engineering and production process

•	Transaction expected to yield annual cost savings of up to $350 million by 2026

•	Romeo’s Cypress, California facility will become Nikola’s Battery Center of Excellence

•	Nikola to host analyst and investor webcast on August 1 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time)

PHOENIX, August 1, 2022 — Nikola Corporation (NASDAQ: NKLA), and Romeo Power, Inc. (NYSE: RMO), today announced they have entered into a definitive agreement in which Nikola, a global leader in zero-emissions transportation and energy infrastructure solutions, will acquire Romeo, an energy technology leader delivering advanced electrification solutions for complex commercial vehicle applications, in an all-stock transaction. The proposed exchange ratio implies a consideration of $0.74 per Romeo share and represents an approximately 34% premium to Romeo’s July 29, 2022 closing share price and values 100% of Romeo’s equity at approximately $144 million.

Headquartered in Cypress, California, Romeo is an energy storage technology company focused on designing and manufacturing lithium-ion battery modules and packs for commercial vehicle applications. As Romeo’s largest customer, Nikola expects the acquisition will allow for significant operational improvement and cost reduction in battery pack production. The addition of Romeo’s battery and battery management system (BMS) engineering capabilities are also expected to support accelerated product development and improved performance for Nikola customers.

“Romeo has been a valued supplier to Nikola, and we are excited to further leverage their technological capabilities as the landscape for vehicle electrification grows more sophisticated. With control over the essential battery pack technologies and manufacturing process, we believe we will be able to accelerate the development of our electrification platform and better serve our customers,” said Mark Russell, Nikola’s Chief Executive Officer. “Given our strong relationship with Romeo and ongoing collaboration, we are confident in our ability to successfully integrate and deliver the many expected strategic and financial benefits of this acquisition. We look forward to creating a zero-emissions future together.”

Robert Mancini, Romeo Power’s Chairman of the Board of Directors, added, “As Romeo’s largest customer, Nikola has been a cornerstone of our development and growth, and this is a natural evolution of our relationship. Our products provide critical energy density important to heavy-duty vehicles, combined with safety performance and battery management software. Following an extensive review of alternatives, we firmly believe that this combination offers the best opportunity for Romeo shareholders to participate in the ongoing value creation at a larger scale, stronger combined company. It is exciting to see Romeo joining the Nikola family.”

Compelling Strategic Rationale

•	Vertical integration and single product focus will drive significant operational improvement and cost reduction for one of the most expensive components of the bill of materials

•

Integrated commercial vehicle electrification platform is expected to lead to manufacturing excellence and expected annual cost savings of up to $350 million by 2026; reduce non-cell related battery pack costs by 30-40% by the end of 2023

•

An important strategic move for Nikola with minimal capital outlay that will bring Romeo’s deep battery and BMS engineering capabilities in-house; expected to accelerate Nikola’s product development, increase range and charge rates, and improve customer experiences

Nikola Corporation	Page 1

•	Provides Nikola with domestic battery pack manufacturing capability, complementing Nikola’s commitment to dual-source battery pack strategy to satisfy capacity needs

•	Romeo has proven battery pack technologies and a significant battery cell supply agreement in place

•	Nikola is Romeo’s largest production customer, and the parties have strong ongoing engineering collaboration

Exchange Offer

The transaction has been approved by the Boards of Directors of both companies. Under the terms of the agreement, Nikola will commence an exchange offer to acquire all of the outstanding shares of Romeo common stock. Under the terms of the agreement, Romeo stockholders will receive 0.1186 of a share of Nikola common stock for each Romeo share, representing an equity value of approximately $144 million and 4.5% pro forma ownership of Nikola. The transaction is expected to be completed by the end of October 2022, subject to the tender by Romeo’s stockholders of shares representing a majority of the outstanding Romeo common stock, and customary closing conditions, including regulatory approval. Upon the successful completion of the exchange offer, a newly-formed subsidiary of Nikola will be merged into Romeo, and any remaining shares of Romeo common stock that were not tendered in the exchange offer will be canceled and converted into the right to receive the same consideration payable in the exchange offer.

Interim Liquidity Support

Nikola has agreed to provide Romeo with $35 million in interim funding to facilitate continued operations through closing. Funding will consist of $15 million in senior secured notes and up to $20 million for a pack delivery incentive which is a temporary price increase for each pack delivered through expected transaction close. Additional liquidity support is available in the event the transaction closing is delayed.

Investor Presentation

A supplemental presentation regarding the transaction is available on the Investor Relations section of the Nikola website.

Webcast and Conference Call Information

Nikola will host a webcast for analysts and investors at 11:00 a.m. Eastern Time (8:00 a.m. Pacific Time) on August 1, 2022 at https://www.webcast-eqs.com/nikola20220801/en.

For those unable to participate in the live session, a recording of the webcast will be available on Nikola’s Investor Relations website.

Advisors

Citigroup Global Markets Inc. acted as sole financial advisor to Nikola on the transaction, and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor.

Morgan Stanley & Co. LLC acted as sole financial advisor to Romeo on the transaction, and Latham & Watkins LLP served as legal advisor.

Nikola Annual Meeting of Stockholders

Nikola’s Annual Meeting of Stockholders is being held on Tuesday, August 2, 2022, at 3:00 p.m. Pacific Time. Nikola intends to file today a supplement to its proxy statement for the Annual Meeting. Nikola has sufficient shares of authorized but unissued common stock available to complete the proposed transition and will not need to use any of the share increase being considered at the Annual Meeting.

Nikola Corporation	Page 2

About Nikola Corporation

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona. For more information, visit www.nikolamotor.com or Twitter @nikolamotor.

About Romeo Power, Inc.

Founded in 2016 and headquartered in Cypress, California, Romeo Power (NYSE: RMO) is an energy technology leader delivering advanced electrification solutions for complex commercial vehicle applications. The Company’s suite of advanced battery electric products, combined with its innovative battery management system, delivers the safety, performance, reliability and configurability its customers need to succeed. To keep up with everything Romeo Power, follow the Company on social media, @romeopowerinc or visit romeopower.com

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90630.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the

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exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola and Romeo disclaim any obligation to update any forward-looking statement, except as required by law.

Nikola Media Contacts

Nicole Rose

Nicole.rose@nikolamotor.com

480-660-6893

Colleen Robar

crobar@robarpr.com

313-207-5960

Romeo Power Media Contacts

Chris Hodges or Joe Caminiti

RMO@alpha-ir.com

312-445-2870

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